N O ACT

PE
1-2-15



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549


15005115

DIVISION OF
CORPORATION FINANCE

February 17, 2015

Beverly L. O'Toole
The Goldman Sachs Group, Inc.
beverly.otoole@gs.com

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-17-15

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 2, 2015

Dear Ms. O'Toole:

This is in response to your letters dated January 2, 2015 and January 20, 2015 concerning the shareholder proposal submitted to Goldman Sachs by the Unitarian Universalist Association. We also have received a letter from the proponent dated January 15, 2015. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Timothy Brennan
Unitarian Universalist Association
tbrennan@uua.org

February 17, 2015

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: The Goldman Sachs Group, Inc.
Incoming letter dated January 2, 2015

The proposal requests that the board authorize the preparation of a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that Goldman Sachs may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Goldman Sachs' proxy materials for meetings held in 2013, 2012 and 2011 and that the 2013 proposal received less than 10 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Goldman Sachs omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Norman von Holtzendorff
Attorney-Advisor

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

200 West Street | New York, NY 10282-2198
Tel: 212-357-1584 | Fax: 212-428-9103 | beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel
Legal Department

Goldman Sachs

January 20, 2015

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Response to Letter from Unitarian Universalist Association

Ladies and Gentlemen:

We are writing in response to the letter, dated January 15, 2015, sent by the Unitarian Universalist Association (the "Proponent") to the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission, relating to the no-action request submitted by The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), on January 2, 2015. The Proponent submitted a proposal for inclusion in the Company's 2015 proxy materials relating to lobbying expenditures, and the Company is seeking to exclude this proposal on the basis that it deals with substantially the same subject matter (lobbying expenditures) as three prior shareholder proposals, voted on at the 2011, 2012 and 2013 annual meetings. The Proponent and the Company both agree that the 2012, 2013 and 2015 proposals all relate to lobbying. Therefore, the only question is whether the 2011 proposal encompasses lobbying activity, which the Proponent disputes.

In an attempt to support its argument, the Proponent's letter references what it terms a "very similar request" that the Company made in the 2013 proxy season. *See The Goldman Sachs Group, Inc.* (Mar. 14, 2013) (the "2013 No-Action Letter"). We are writing to clarify that in the 2013 No-Action Letter, rather than supporting the Proponent's position, the Staff specifically refrained from expressing a position on whether the 2011 proposal dealt with lobbying. In contrast, the Staff concluded that two earlier proposals (a 2009 and a 2010 proposal) did *not* relate to lobbying, but rather related solely to political contributions. The Staff, in its response, grouped the 2011 proposal with the 2012 proposal, which expressly related to lobbying, in determining not to express a view on those two proposals.

We agree with the Staff's grouping of the 2011 proposal with the 2012 lobbying proposal, rather than with the 2009 and 2010 political contribution proposals. There are several reasons to treat the 2011 proposal differently from the 2009 and 2010 proposals in this regard. The 2009 and 2010 proposals are narrowly drafted to relate solely to political contributions and expenditures. For example, their references to payments to trade associations are qualified by a reference to Section 162(e)(1)(B) of the Internal Revenue Code, which relates to payments in connection with "participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office." The 2009 and 2010 proposals also do not contain any language on use of funds for "political purposes" broadly.

In contrast, the 2011 proposal contains no limiting Internal Revenue Code reference, and contains sweeping language regarding political activities that is not present in the 2009 and 2010 proposals. Rather than narrow references targeted at electioneering, the 2011 proposal seeks disclosure of all payments made to trade associations "that are used for political purposes." The supporting statement expands on this concept, indicating that trade associations "often engage in political activities" and "are free to use corporate funds as they see fit", and reiterates that the proposal seeks disclosure of all payments to trade associations "used for political purposes." As described in detail in the Company's pending no-action request, we believe that this language is broad enough to cover lobbying activities, and we believe that this conclusion is supported by the Staff's prior positions on this topic, including *Pfizer, Inc.* (Jan. 9, 2013).

The 2009 and 2010 proposals show that proponents are fully capable of drafting proposals that address electioneering activity, but that do not encompass lobbying activities. In fact, the Proponent's January 15 letter notes that many proposals that focus on electioneering activities state that "[p]ayments for lobbying are not encompassed by this proposal." If this language was in the 2011 proposal, we would agree that it could not be seen as addressing substantially the same subject matter as the 2015 proposal. However, the 2011 proposal does *not* contain this limiting language.

****

The Company continues to believe it may properly omit the Proposal from the 2015 proxy materials under Rule 14a-8(i)(12). Should you have any questions or if you would like any additional information regarding the foregoing, please contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

cc: Timothy Brennan, Unitarian Universalist Association

January 15, 2015

Via e-mail at shareholderproposals@sec.gov

Securities and Exchange Commission
Office of the Chief Counsel
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re: Request by Goldman Sachs Group, Inc. to omit proposal by Unitarian Universalist Association

Dear Sir/Madam,



UNITARIAN UNIVERSALIST ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

Pursuant to Rule 14a-8 under the Securities Exchange Act of 1934, the Unitarian Universalist Association (the "UUA") submitted a shareholder proposal (the "Proposal") to Goldman Sachs Group, Inc. ("Goldman" or the "Company"). The Proposal asks the Board to authorize the preparation of an annual report disclosing Company policies and procedures governing lobbying, including direct and indirect lobbying and grassroots lobbying communications; payments made by Goldman used for any of those three lobbying activities; and a description of the decision making process and oversight by management in making the lobbying payments.

In a letter to the Division dated January 2, 2015 (the "No-Action Request"), Goldman stated that it intends to omit the Proposal from its proxy materials to be distributed to shareholders in connection with the Company's 2015 annual meeting of shareholders. Goldman argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(12), as dealing with substantially the same subject matter as a proposal that has not met the vote requirement for resubmission. As discussed more fully below, Goldman has not met its burden of proving its entitlement to rely on that exclusion; accordingly, the UUA respectfully asks that the Company's request for relief be denied.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475

uua.org

Goldman argues that it is entitled to exclude the Proposal in reliance on Rule 14a-8(i)(12), which allows a company to omit a proposal that deals with "substantially the same subject matter" as a proposal that was included in the company's proxy materials three or more times in the past five calendar years and received less than 10% of votes cast the last time it was submitted. Goldman points to proposals voted on in 2013, 2012 and 2011 as addressing substantially the same subject matter as the Proposal.

The UUA does not dispute that the 2013 and 2012 proposals dealt with substantially the same subject matter, despite some differences in language. The substantive concern addressed by all three is corporate lobbying, including "indirect" lobbying by trade associations of which Goldman is a member. Lobbying tries to shape legislation or regulation by engaging elected officials and their staffs; it does not seek to influence the outcome of elections (sometimes referred to as "electioneering").

The Proposal and the 2013 and 2012 proposals ask for disclosure of payments used for lobbying, including grassroots lobbying and payments to trade associations or other organizations that lobby, as well as decision making processes and policies on lobbying. The supporting statements of the three proposals discuss Goldman's disclosed lobbying expenditures and risks stemming from its membership in the Chamber of Commerce, which has engaged in controversial lobbying activities. There is no mention in the Proposal, 2013 proposal or 2012 proposal of political contributions, elections, candidates or political parties.

The 2011 proposal, however, did not deal with lobbying, but rather with electioneering activities. It asked specifically for disclosure of payments used to intervene in any political campaign on behalf of or in opposition to a candidate for political office or used to influence the general public with respect to an election or referendum. Although the 2011 proposal, like the other proposals, requested disclosure of trade association payments, the 2011 proposal sought disclosure of only those payments used for "political purposes," while the Proposal, 2013 and 2012 proposals requested disclosure of trade association payments used for lobbying.

Goldman claims that the 2011 proposal implicitly "cover[ed] lobbying indirectly" (No-Action Request, at 4) because "political purposes" includes lobbying. But that interpretation finds no support in the rest of the 2011 proposal. The 2011 proposal never referred to lobbying, either in the resolved clause or the supporting statement. Moreover, the supporting statement made clear that the phrase "political purposes" referred to electioneering activities, not lobbying. It stated, "Goldman Sachs adopted a policy prohibiting the use of corporate funds for political contributions and electioneering communications. Indirect political spending, however, presents the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending." The supporting statement also asserted that "corporate political spending . . . include[s] direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate." "Political spending," then, as used in the 2011 proposal, meant electioneering activities and not lobbying.

Goldman relies heavily on Pfizer, Inc. (Jan. 9, 2013), but that determination is not on point. In Pfizer, the company argued that a later proposal on lobbying, which was much like the Proposal, addressed substantially the same subject matter as an earlier proposal (submitted twice) seeking disclosure in specified newspapers of a wide range of expenditures, including contributions to political campaigns, parties, referenda and citizens' initiatives, as well as "attempts to influence legislation." Pfizer pointed out that both proposals requested disclosure of payments to influence legislation, i.e., lobbying, and so shared the same substantive concern. The Staff concurred and permitted Pfizer to exclude the later proposal.

Unlike in Pfizer, the 2011 proposal did not ask explicitly for any disclosure of payments used for lobbying or efforts to influence legislation. The rest of the resolved clause and the supporting statement make plain that political purposes do not include lobbying. Thus, the Pfizer determination does not support exclusion of the Proposal.

The Staff declined to grant a very similar request Goldman made in the 2013 proxy season to exclude a lobbying disclosure proposal as dealing with substantially the same subject matter as two previously submitted political contributions disclosure proposals. In its request, Goldman made many of the same arguments on which it now relies, including the putative trade association payments overlap between the two types of proposals and repeated references to the 2013 Pfizer determination. (Goldman Sachs Group, Inc. (Mar. 14, 2013))

Finally, Goldman points to examples of determinations in which the Staff allowed exclusion of proposals on lobbying as "substantially duplicative" of proposals seeking disclosures of "political expenditures and contributions" and thus excludable under Rule 14a-8(i)(11). (See No-Action Request, at 4 n.2) Even assuming that Staff determinations on substantial duplication should inform the inquiry regarding substantially the same subject matter, the determinations on (i)(11) grounds are not persuasive here. What Goldman fails to note in its No-Action Request is that the proposals at issue in the determinations Goldman cites were deemed <u>not</u> substantially duplicative once the proponents added a single sentence in each proposal clarifying that it did not intend to address the activities covered by the other proposal.

Beginning in the 2013 proxy season, at companies where both lobbying and election-related political spending proposals were submitted, the lobbying proposals asserted, "Neither 'lobbying' nor 'grassroots lobbying communications' include efforts to participate or intervene in any political campaign or to influence the general public or any segment thereof with respect to an election or referendum." The election-related spending proposals at such companies stated that "[p]ayments used for lobbying are not encompassed by this proposal." The language of the proposals otherwise remained unchanged.

The Staff did not allow exclusion of the later-filed proposals on substantial duplication grounds once these clarifications were added, even over company objections that overlap existed in the requests both proposals made for trade association payment disclosure. (See, e.g., CVS Caremark Corp. (Mar. 15, 2013) (rejecting the company's argument that the proposals shared the same "thrust or focus"); Bank of America (Feb. 15, 2013)) Thus, it is not the case that a reference to political purposes must be read to include lobbying, especially where the rest of the proposal makes clear that lobbying is not within the intended ambit of the proposal.

Because the 2011 proposal addressed electioneering expenditures rather than those used for lobbying, Rule 14a-8(i)(12)(ii) requires only that the 2013 proposal have received support from 6% of votes cast for and against the proposal. It was supported by holders of 6.3% of shares voted for and against; thus, Goldman is not entitled to exclude the Proposal in reliance on Rule14a-8(i)(12).

The UUA appreciates the opportunity to be of assistance in this matter. If you have any questions or need additional information, please contact me at (617) 948-4305.

Very truly yours,



Timothy Brennan
Treasurer and CFO

cc: Beverly O'Toole
Goldman Sachs Group
Beverly.OToole@gs.com

200 West Street | New York, NY 10282-2198
Tel: 212-357-1584 | Fax: 212-428-9103 | beverly.otoole@gs.com

Beverly L. O'Toole
Managing Director
Associate General Counsel
Legal Department

Goldman Sachs

January 2, 2015

Via E-Mail to shareholderproposals@sec.gov

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street, N.E.
Washington, D.C. 20549

Re: The Goldman Sachs Group, Inc.
Request to Omit Shareholder Proposal of The Unitarian Universalist Association

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), The Goldman Sachs Group, Inc., a Delaware corporation (the "Company"), hereby gives notice of its intention to omit from the proxy statement and form of proxy for the Company's 2015 Annual Meeting of Shareholders (together, the "2015 Proxy Materials") a shareholder proposal (including its supporting statement, the "Proposal") received from The Unitarian Universalist Association (the "Proponent"). The full text of the Proposal and all other relevant correspondence with the Proponent are attached as Exhibit A.

The Company believes it may properly omit the Proposal from the 2015 Proxy Materials for the reason discussed below. The Company respectfully requests confirmation that the staff of the Division of Corporation Finance (the "Staff") of the Securities and Exchange Commission (the "Commission") will not recommend enforcement action to the Commission if the Company excludes the Proposal from the 2015 Proxy Materials.

This letter, including the exhibits hereto, is being submitted electronically to the Staff at shareholderproposals@sec.gov. Pursuant to Rule 14a-8(j), we have filed this letter with the

Commission no later than 80 calendar days before the Company intends to file its definitive 2015 Proxy Materials with the Commission. A copy of this letter is being sent simultaneously to the Proponent as notification of the Company's intention to omit the Proposal from the 2015 Proxy Materials.

I. The Proposal

The resolution included in the Proposal reads as follows:

> ***Resolved**, the shareholders of The Goldman Sachs Group, Inc. ("Goldman") request the Board authorize the preparation of a report, updated annually, disclosing:*
>
> *1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.*
>
> *2. Payments by Goldman used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.*
>
> *3. Description of the decision making process and oversight by management and the Board for making payments described in section 2.*
>
> *For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.*
>
> *Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.*
>
> *The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on the company's website.*

The full text of the Proposal, supporting statement and all other correspondence with the Proponent are attached as Exhibit A.

II. Reason for Omission

The Company believes that the Proposal properly may be excluded from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii), because it deals with substantially the same subject matter as three prior proposals that did not receive the necessary support for resubmission.

Rule 14a-8(i)(12)(iii) permits the exclusion of a shareholder proposal that deals with "substantially the same subject matter" as other proposals that have been previously included in a company's proxy materials at least three times within the preceding five calendar years and received less than 10% of votes cast on its last submission to shareholders. The Commission has indicated that the requirement in Rule 14a-8(i)(12) that the proposals must deal with "substantially the same subject matter" does not mean that the previous proposals and the current proposal must be identical. Rather, the Commission has indicated that decisions to exclude a shareholder proposal on the basis of Rule 14a-8(i)(12) will be driven by "a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns." Release No. 34-20091, Amendments to Rule 14a-8 under the Securities Exchange Act of 1934 Relating to Proposals by Security Holders, [1983-1984 Transfer Binder] Fed. Sec. L. Rep. (CCH) ¶ 83,417, at 86,206 (Aug. 16, 1983).

Accordingly, the Staff has concurred with the exclusion of a proposal regarding political expenditures under Rule 14a-8(i)(12) when it raised similar issues that were raised by prior proposals, even if the subsequent proposal would have the company take different actions or uses different language. *See, e.g., Bank of America Corp.* (Jan. 11, 2007) (permitting exclusion of a proposal that requested regular reporting of, among other things, the company's "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds," as dealing with substantially the same subject matter as past proposals that sought a detailed statement of direct and indirect contributions "in respect of a political campaign [or] political party . . . or attempts to influence legislation."); *Bank of America Corp.* (Feb. 25, 2005) (permitting exclusion of proposal seeking disclosure of "all political and charitable contributions" as dealing with substantially the same subject matter as past proposals to "refrain from making direct charitable contributions" and to "adopt a policy that no contribution to any political movement or entity shall be made" by the company); *AT&T Corp.* (Feb. 17, 1998) (permitting exclusion of proposal seeking "written contribution guidelines" and "[c]omprehensive political contribution reporting" on the company's "political 'soft dollar' contributions" as dealing with substantially the same subject matter as past proposals to publish a report detailing all political contributions within the preceding year in national newspapers).

Most recently, in *Pfizer Inc.* (Jan. 9, 2013), the Staff concurred in the exclusion of a proposal seeking disclosure of the company's lobbying policies and expenditures as dealing with substantially the same subject matter as past proposals seeking disclosure of contributions to, among other things, political campaigns, political parties, and attempts to influence legislation. The Staff's position in *Pfizer Inc.* is particularly relevant since the proponent sought to distinguish between lobbying proposals and campaign-related proposals.

Three prior proposals (each, a "Past Proposal")[1] included in the Company's proxy statements for the 2011-2013 Annual Meetings of Shareholders deal with "substantially the same subject matter" as the Proposal—namely, detailed disclosure regarding the Company's political expenditures, including payments made to trade associations that lobby on the Company's behalf. More specifically:

- The 2013 Past Proposal was substantially identical to the current Proposal, with the only difference being the inclusion of an additional prong in the 2013 Past

[1] Copies of the Past Proposals, including their supporting statements, are attached as Exhibit B.

Proposal requesting information on "membership in and payments to any tax-exempt organization that writes and endorses model legislation" to be included in the content of the requested report.

- The 2012 Past Proposal was substantially identical to the 2013 Past Proposal, with the only differences being immaterial word choice and placement of definitions.

- The 2011 Past Proposal, like the current Proposal, sought regular reporting on, among other things, the Company's "[p]olicies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes". While the 2011 Past Proposal does not specifically use the word "lobbying", the foregoing language clearly raises the same substantive concerns as the Proposal with regard to use of the Company's funds by trade organizations for political purposes broadly, which would include lobbying.

Furthermore, each of the Past Proposals (like the current Proposal) explicitly was intended to apply to expenditures at the federal, state, and local levels. All of the supporting statements to the Past Proposals (again like the current Proposal) focused on transparency and accountability for corporate spending on political related activities. Finally, each of the Past Proposals (again like the current Proposal) deals with lobbying, the current Proposal and the 2013 and 2012 Past Proposals explicitly, while the 2011 Past Proposal covers lobbying indirectly through the disclosure of all "[i]ndirect monetary . . . expenditures used to participate or intervene in any political campaign" and disclosure of "expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes". The current Proposal includes "lobbying engaged in by a trade association" within its definition of "indirect lobbying". The conclusion here should be the same as in the *Pfizer Inc.* letter, which determined that a current-year proposal that related expressly to lobbying disclosure raised substantially similar issues under Rule 14a-8(i)(12) as a prior proposal that related to political expenditures broadly (even though the prior proposal did not specifically use the word "lobbying.")[2]

---

[2] We note that the Staff has concluded numerous times in recent years that similar proposals that explicitly discussed lobbying and proposals that covered lobbying indirectly (through broader references to political expenditures) were substantially duplicative of one another for purposes of exclusion under Rule 14a-8(i)(11). *See, e.g.*, JPMorgan Chase & Co. (Feb. 24, 2012) (permitting exclusion of proposal requesting report on "policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations" and on "[m]embership in and payments to any tax-exempt organization that writes and endorses model legislation" as duplicative of earlier proposal requesting report on "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds"); WellPoint, Inc. (Feb. 24, 2012) (same); Citigroup Inc. (Jan. 28, 2011) (permitting exclusion of proposal requesting report on "[p]olicies and procedures for lobbying contributions and expenditures (both direct and indirect) made with corporate funds and payments (both direct and indirect, including payments to trade associations) used for direct lobbying and grassroots lobbying communications" as duplicative of earlier proposal requesting report on "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds").

As reported in the Company's Form 8-K dated May 23, 2013, the 2013 Proposal received less than 7% of the votes cast at the 2013 Annual Meeting of Shareholders. Because the Proposal concerns "substantially the same subject matter" as three prior proposals in the last five years, and because the last such proposal to be submitted to shareholders received less than 10% of the votes cast, we respectfully request that the Staff concur in our views that the Company may omit the Proposal from the 2015 Proxy Materials pursuant to Rule 14a-8(i)(12)(iii).

* * *

Should you have any questions or if you would like any additional information regarding the foregoing, please contact me (212-357-1584; Beverly.OToole@gs.com) or Jamie Greenberg (212-902-0254; Jamie.Greenberg@gs.com). Thank you for your attention to this matter.

Very truly yours,



Beverly L. O'Toole

Attachments

cc: Timothy Brennan, The Unitarian Universalist Association

EXHIBIT A

By Fax and Email John.rogers@gs.com

December 5, 2014

Mr. John F.W. Rogers
Secretary to the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Re: Shareholder proposal

Dear Mr. Rogers:


UNITARIAN
UNIVERSALIST
ASSOCIATION

Timothy Brennan
Treasurer and Chief Financial Officer

The Unitarian Universalist Association (UUA), a holder of 942 shares in The Goldman Sachs Group, Inc., is hereby submitting the enclosed resolution for consideration at the upcoming annual meeting. The resolution requests that the Board authorize the preparation of a report, updated annually, disclosing policy and procedures governing lobbying, payments by Goldman Sachs for such lobbying including the amount of payment and the recipient, and description of the decision making process and oversight by management and the Board for making payments.

The Unitarian Universalist Association (UUA) is a faith community of more than 1000 self-governing congregations that brings to the world a vision of religious freedom, tolerance and social justice. With roots in the Jewish and Christian traditions, Unitarianism and Universalism have been forces in American spirituality from the time of the first Pilgrim and Puritan settlers. The UUA is also an investor with an endowment valued at approximately $186 million, the earnings from which are an important source of revenue supporting our work in the world. The UUA takes its responsibility as an investor and shareowner very seriously. We view the shareholder resolution process as an opportunity to bear witness to our values at the same time that we enhance the long-term value of our investments.

We submit the enclosed resolution for inclusion in the proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934 for consideration and action by the shareowners at the upcoming annual meeting. We have held at least $2,000 in market value of the company's common stock for more than one year as of the filing date and will continue to hold at least the requisite number of shares for filing proxy resolutions through the stockholders' meeting.

24 Farnsworth Street, Boston MA 02210-1409 | P (617) 742-2100 | F (617) 948-6475
uua.org

Verification that we are beneficial owners of the requisite shares of The Goldman Sachs Group, Inc. will be provided upon request. If you have questions or wish to discuss the proposal, please contact me at (617) 948-4305 or tbrennan@uua.org.

Yours very truly,



Timothy Brennan

Enclosure: Shareholder resolution on lobbying disclosure

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and we, therefore, have a strong interest in full disclosure of our company's lobbying to assess whether our company's lobbying is consistent with its expressed goals and in the best interests of shareholders and long-term value.

Resolved, the shareholders of The Goldman Sachs Group, Inc. ("Goldman") request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Goldman used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Description of the decision making process and oversight by management and the Board for making payments described in section 2.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which the bank is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant Board oversight committees and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation. Goldman restricts its trade associations from using its payments for political contributions, but this does not cover payments used for lobbying. This leaves a disclosure gap, as trade associations generally spend far more on lobbying than on political contributions. Goldman does not comprehensively disclose its trade association memberships or the portions used for lobbying on its website. For example, shareholders currently have no way of knowing if Goldman is a member of the Chamber of Commerce, which has spent more than $1 billion on lobbying since 1998. The Chamber actively lobbies against legislation and regulations on climate change while Goldman has a strong commitment to environmental sustainability. Contradictions like this could pose reputational risks for the company.

Goldman spent $7.17 million in 2012 and 2013 on direct federal lobbying activities (opensecrets.org). These figures do not include lobbying expenditures to influence legislation in states, where Goldman also lobbies but disclosure requirements are uneven or absent. Goldman's lobbying on derivatives has drawn media scrutiny, with Goldman reportedly making more than 150 visits and calls to the Commodity Futures Trading Commission from April 2010 through July 2013 ("How the Bank Lobby Loosened U.S. Reins on Derivatives," *Bloomberg*, Sept. 4, 2013).

We urge support for this proposal.

EXHIBIT B

THE NEEDMOR FUND

December 3, 2012

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

The Needmor Fund holds 100 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Furthermore we believe that lobbying disclosure is an important part of good governance.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2013 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and have been a continuous shareholder for more than one year of $2,000 worth of Goldman Sachs stock and will continue to hold $2,000 market value of the requisite number of Goldman Sachs shares. We will be pleased to provide proof of ownership upon request from our sub-custodian, a DTC participant.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,



Daniel Stranahan
Chair – Finance Committee

Encl.

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Goldman Sachs Lobbying Disclosure

Whereas, we rely on the information provided by our company to evaluate goals and objectives, and therefore have strong interest in full disclosure of our company's lobbying to assess whether it is in the best interests of shareholders and long-term stockholder value.

Resolved, the shareholders of Goldman Sachs request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Goldman Sachs used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Goldman Sachs membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Goldman Sachs is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability in the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly. We believe such disclosure is in shareholders' best interests. Absent a system of accountability, company assets could be used for objectives contrary to Goldman Sachs long term interests. For example, Goldman's contributions to a Chamber of Commerce foundation critical of federal regulation drew negative publicity ("Top Corporations Aid U.S. Chamber of Commerce Campaign," *New York Times,* October 21, 2010).

Goldman Sachs does not disclose its trade association payments nor the portions used for lobbying on its website. Yet these organizations lobby heavily on vitally important financial issues.

We believe that it is important for companies like Goldman Sachs, which are so active in the political process to disclose both direct and indirect ways they work to influence public policy. We are perplexed about why Goldman Sachs would keep secret the trade associations they belong to and how they lobby through them.

Goldman Sachs spent approximately $11.6 million in 2010 and 2011 and three quarters of 2012 on direct federal lobbying activities, according to disclosure reports (*Senate Records*). These figures may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition and do not include lobbying expenditures to influence legislation or regulation in states that do not require disclosure.

THE NEEDMOR FUND

November 29, 2011

Mr. John Rogers
Secretary to the Board
The Goldman Sachs Group Inc.
200 West Street
New York, NY 10282-2198

Dear Mr. Rogers:

The Needmor Fund holds 100 shares of Goldman Sachs stock. We believe that companies with a commitment to customers, employees, communities and the environment will prosper long-term. We strongly believe, as we're sure you do, that good governance is essential for building shareholder value. Furthermore we believe that lobbying disclosure is an important part of good governance.

Therefore, we are filing the enclosed shareholder proposal as the "primary filer" for inclusion in the 2012 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, and have been a continuous shareholder for more than one year of $2,000 worth of Goldman Sachs stock and will continue to hold $2,000 market value of the requisite number of Goldman Sachs shares. We will be pleased to provide proof of ownership upon request from our sub-custodian, a DTC participant.

Please copy correspondence both to myself and to Timothy Smith at Walden Asset Management at tsmith@bostontrust.com; phone 617-726-7155. Walden is the investment manager for Needmor.

We look forward to your response and dialogue in this issue.

Sincerely,

Daniel Stranahan
Chair – Finance Committee

Encl.

The Needmor Fund
c/o Daniel Stranahan
2123 West Webster Avenue
Chicago, IL 60647

Whereas, businesses, like individuals, have a recognized legal right to express opinions to legislators and regulators on public policy matters.

It is important that our company's lobbying positions, as well as processes to influence public policy, are transparent. Public opinion is skeptical of corporate influence on Congress and public policy and questionable lobbying activity may pose risks to our company's reputation when controversial positions are embraced. Hence, we believe full disclosure of Goldman's policies, procedures and oversight mechanisms is warranted.

Resolved, the shareholders of The Goldman Sachs Group, Inc. ("Goldman")request the Board authorize the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing the lobbying of legislators and regulators, including that done on our company's behalf by trade associations. The disclosure should include both direct and indirect lobbying and grassroots lobbying communications.

2. A listing of payments (both direct and indirect, including payments to trade associations) used for direct lobbying as well as grassroots lobbying communications, including the amount of the payment and the recipient.

3. Membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by the management and Board for

    a. direct and indirect lobbying contribution or expenditure; and
    b. payment for grassroots lobbying expenditure.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation, (b) reflects a view on the legislation and (c) encourages the recipient of the communication to take action with respect to the legislation.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee of the Board or other relevant oversight committees of the Board and posted on the company's website.

Supporting Statement

As shareholders, we encourage transparency and accountability on the use of staff time and corporate funds to influence legislation and regulation both directly and indirectly as well as grassroots lobbying initiatives. We believe such disclosure is in shareholder's best interests. Absent a system of accountability, company assets could be used for policy objectives contrary to a company's long-term interests posing risks to the company and shareholders. For example, Goldman's contributions to a Chamber of Commerce foundation critical of federal regulation drew negative publicity ("Top Corporations Aid U.S. Chamber of Commerce Campaign,"*New York Times*, October 21, 2010).

Goldman spent approximately $7.44 million in 2009 and 2010 on direct federal lobbying activities, according to disclosure reports(*U.S. Senate Office of Public Records*).This figure may not include grassroots lobbying to directly influence legislation by mobilizing public support or opposition. Also, not all states require disclosure of lobbying expenditures to influence legislation or regulation.

Such expenditures and contributions can potentially involve the company in controversies posing reputational risks.

We encourage our Board to require comprehensive disclosure related to direct, indirect and grassroots lobbying.

Domini
SOCIAL INVESTMENTS®

The Way You Invest Matters®


John Rogers
DEC - 8 2010
Received

December 7, 2010

John F.W. Rogers
Secretary of the Board of Directors
The Goldman Sachs Group, Inc.
200 West Street
New York, NY 10282

Via United Parcel Service

Re: Shareholder Proposal Regarding Corporate Political Contributions

Dear Mr. Rogers:

I am writing to you on behalf of Domini Social Investments, the manager of a socially responsible family of mutual funds, including the Domini Social Equity Fund.

As you know, for the past two years we have been the sponsor of a shareholder proposal seeking to establish greater transparency and accountability for Goldman Sachs' political spending.

More than half of the S&P 100 has committed to adopting the model of political transparency and accountability we are seeking. The Conference Board recently issued a Handbook on Corporate Political Activity[1] that thoroughly addresses the risks of unaccountable corporate political spending, and commends full transparency as a best practice.

We commend the company for adopting a policy to avoid making political contributions from the corporate treasury, and to prohibit the use of corporate funds for electioneering communications. The company has determined that these activities are not in Goldman's best interests. We therefore remain concerned that without a system of transparency and accountability covering Goldman's payments to trade associations and other tax exempt entities, Goldman's funds will be used indirectly for these purposes. Unaccountable political spending through conduits, including trade associations, exposes corporate funders to reputational risks, when these activities result in scandals or support unsound public policy measures, and operational risks when these entities succeed in achieving policy ends that are not consistent with their funders' interests.

Indirect political spending presents all of the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

---

[1] Available at *http://www.conference-board.org/publications/publicationdetail.cfm?publicationid=1867*. I have provided Dane Holmes with a pdf copy of the Handbook.

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We therefore continue to seek full transparency of Goldman Sachs' political spending through trade associations and other tax-exempt entities. We have had a number of conversations with Dane Holmes about this request, and our request that the company clarify its policy on independent expenditures. We look forward to continuing these discussions, and hope that we will be able to reach an agreement that would allow us to withdraw our proposal prior to the printing of the company's proxy statement.

I am submitting the enclosed shareholder proposal for inclusion in the next proxy statement in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Act of 1934. We have held more than $2,000 worth of Goldman Sachs shares for greater than one year, and will maintain ownership of the required number of shares through the date of the next stockholders' annual meeting. A representative of Domini will present the proposal at the annual meeting. A letter verifying our ownership of Goldman Sachs shares from State Street Bank and Trust, custodian of our Portfolio, is forthcoming under separate cover.

I can be reached at (212) 217-1027 and at *akanzer@domini.com* if you would like to discuss this matter further.

Sincerely,



Adam Kanzer
General Counsel

cc: Mr. Dane Holmes, Director of Investor Relations (by email)

Encl.



Political Contributions Report

Resolved, that the shareholders of Goldman Sachs ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:

1. Policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes ("indirect" political contributions or expenditures).

2. Indirect monetary and non-monetary expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda.

   The report shall include:

   a. An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and

   b. The title(s) of the person(s) in the Company who participated in making the decisions to make the political contribution or expenditure.

The report shall be presented to the board of directors' audit committee or other relevant oversight committee and posted on the Company's website.

Supporting Statement: As long-term shareholders of Goldman Sachs, we support transparency and accountability in corporate political spending. These activities include direct and indirect political contributions to candidates, political parties or political organizations; independent expenditures; or electioneering communications on behalf of a federal, state or local candidate.

Disclosure is consistent with sound public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Absent a system of accountability, company assets can be used for policy objectives that may be inimical to the long-term interests of the company and its shareholders, and may pose risks to both.

Goldman Sachs adopted a policy prohibiting the use of corporate funds for political contributions and electioneering communications. Indirect political spending, however, presents the same risks that led Goldman Sachs to adopt policies prohibiting direct political spending. In fact, these risks may be greater, because the company exercises no control over how these organizations spend its money.

Without disclosure, trade associations and other tax exempt entities often engage in political activities without the knowledge of their corporate funders, and without any oversight. They are free to use corporate funds as they see fit, and potentially at odds with their corporate funders' policies, practices and interests. The proposal therefore asks the Company to disclose all of its payments to trade associations and other tax exempt organizations used for political purposes. More than half of the S&P 100 has committed to adopting the model of political transparency and accountability we are seeking, including Microsoft, American Express and Merck.

The Company's Board and its shareholders need complete disclosure to be able to fully evaluate the political use of corporate assets. We urge your support for this critical corporate governance reform.